December 9, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Laura Veator

Stephen Krikorian

Matthew Crispino

Jan Woo

Re:	BrooQLy Inc.
Registration Statement on Form S-1
Filed August 20, 2025 Amendment No. 1 Filed September 2, 2025 File No. 333-289720

Dear Ms. Veator, Ms. Woo, Mr. Krikorian, and Mr. Crispino,

This letter is written on behalf of BrooQLy Inc., d/b/a Dynamic Aerospace Systems Corporation, a Nevada corporation (the “Company”) in response to your letter dated November 25, 2025, relating to Amendment No. 1 to the registration statement on Form S-1 referenced above (the “Registration Statement”), and responds to the comments in your letter.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 2”) to respond to the Staff’s comments. By way of additional information, the Company has updated the financial statements and financial disclosures in Amendment No. 2 to include the third quarter financial statements and financial information, as filed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2025. The Company has also filed the Exhibit 5 opinion with Amendment No. 2.

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 2. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 2.

Form S-1 filed September 24, 2025

Properties, page 62

1.	Please file your lease agreement as an exhibit. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response to Comment No. 1

The Company has filed the lease agreement as an exhibit in Amendment No. 2.

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Financial Statements for the Six Months Ended June 30, 2025

Notes to the Financial Statements

Note 4 - Business Combinations, page F-21

2.

In your response to prior comment 11 you state that the Company’s common stock traded on OTC Pink prior to April 1, 2025, with 8,400 shares traded in the 30-day period leading up to the acquisitions. Please clarify how you determined fair value using acquisition-date quotations and explain why you believe the quotations are based on an active market for your stock given its very low trading volume. Refer to definition of active market in ASC 820-10-20. In this regard, we note that there was no activity after a 300 trade on March 17, 2025. Refer to ASC 820-10-35-54C(a) and 805-30-30-7. Further, it appears that only a nominal percentage of the shares that traded in the 30-day period traded at $.95 a share while the remainder traded at significantly lower prices. In addition, tell us how your valuation is reasonable considering that the Class B shares of common stock, which have no voting rights, were not being quoted on the OTC at the acquisition date since they are a different class of common stock. Please consider that if a quoted price in an active market is not available, other valuation methods or techniques should be utilized to determine the fair value of your shares as of the acquisition date.

Response to Comment No. 2

The Company respectfully acknowledges the Staff’s comment and provides the following clarification regarding the fair value measurement of consideration issued in the asset acquisitions of Vayu Aerospace Corporation and Impossible Aerospace Corporation (together, “Vayu”) and Global Autonomous Corporation (“GAC”) as of the acquisition date of April 1, 2025.

Transactions Background

The purchase price paid by the Company for the GAC Assets included the payment of $11,631,754 in the form of a Convertible Note (the “GAC Note”). The GAC Note had no stated interest rate or maturity date. Under the terms of the GAC Note, when the Company filed an amendment to its Articles of Incorporation to create a Class B Common Stock, the GAC Note would automatically convert into shares of the Company's Class B Common Stock, at a fixed conversion price of $0.95 per share, or an equivalent of 12,243,952 shares of Class B Common Stock.

Similarly, the purchase price paid by the Company for the Vayu assets included the payment of $2,974,167 in the form of a Convertible Note (the “Vayu Note”). The Vayu Note had no stated interest rate or maturity date. Under the terms of the Vayu Note, when the Company filed an amendment to its Articles of Incorporation to create a Class B Common Stock, the Vayu Note would automatically convert into shares of the Company's Class B Common Stock, at a fixed conversion price of $0.95 per share, or an equivalent of 3,130,702 shares of Class B Common Stock.

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On May 14, 2025, the Company filed a certificate of amendment with the Nevada Secretary of State to amend the Company’s Articles of Incorporation and to create the Class B Common Stock, and the GAC Note and Vayu Note automatically converted into 12,243,952 and 3,130,702 shares of Class B Common Stock, respectively.

1. The Company Concluded That Acquisition-Date Quoted Prices Were Not Level 1 Inputs

Upon further evaluation in accordance with ASC 820-10-35-54C, the Company determined that the trading volume of its Common Stock in the 30-day period prior to the acquisitions - approximately 8,400 shares traded with limited daily activity – did not meet the definition of an “active market” under ASC 820-10-20 because the shares did not trade with “sufficient frequency and volume to provide pricing information on an ongoing basis.”

Moreover, the acquisition consideration issued was in the form of the Company’s Class B Common Stock. The Class B Common Stock has the same economic characteristics as the Class A Common Stock but has no voting rights. Each share of Class B Common Stock is convertible into one share of Common Stock. The Class B Common Stock is not quoted on an active exchange.

Accordingly, the Company has not treated quoted Common Stock OTC Pink prices as Level 1 inputs, nor relied solely on these quotations to determine fair value.

2. Acquisition-Date Quoted Prices Were Instead Treated as Level 2 / Level 3 Observable Inputs

Although the OTC Pink quotations did not qualify as Level 1 inputs, they nevertheless represent observable transactions between willing market participants and therefore remain relevant within the fair-value hierarchy.

Under ASC 820-10-35-47, quoted prices in markets that are not active may be used as Level 2 inputs if observable and require only modest adjustments, or as Level 3 inputs if significant adjustments are required due to low liquidity, thin trading, or sparse depth in the order book.

Consistent with ASC 820, the Company used the quoted prices only as an observable market data point, assigned limited weight due to the thin trading activity, and utilized the quoted prices as part of a broader multi-input valuation framework. The Company therefore considered these quoted prices not determinative, but corroborative, serving as Level 2/3 observable inputs within the overall measurement.

3. Use of Level 3 Inputs Through Independent Valuation (Fairness Opinion)

Because Level 1 inputs were unavailable, and Level 2 inputs were insufficient on their own, the Company relied primarily on Level 3 valuation techniques in accordance with ASC 820-10-35-24A and ASC 805-30-30-7. To support this determination, the Company engaged Stanton Park Advisors, LLC, an independent valuation firm, to prepare a Fairness Opinion dated March 3, 2025 (the “Fairness Opinion”).

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The Fairness Opinion considered the following valuation approaches:

•	Asset Approach
•	Income Approach (Discounted Cash Flow)
•	Market Approach – Guideline Public Companies
•	Market Approach – Precedent Transactions

Ultimately, the Fairness Opinion valued Vayu Aerospace Corporation and Global Autonomous Corporation using an income approach. These methodologies are consistent with the requirements of ASC 820 to maximize observable inputs while incorporating appropriate unobservable inputs when necessary.

Based on the enterprise values reached in the Fairness Opinion and the value of liabilities being assumed by the Company, the fair values of the assets acquired (net of liabilities assumed) for each of GAC and Vayu was determined to be as follows:

	GAC	Vayu
Enterprise value per fairness opinion	$11,631,754	$3,361,765
Less: accounts payable assumed	---	(387,598)
Fair value of assets acquired (net of liabilities assumed)	$11,631,754	$2,974,167

The Company used the third-party Fairness Opinion enterprise values as the primary basis for determining the acquisition date fair value of consideration issued at the acquisition dates.  The consideration issued in the form of the GAC Note and the Vayu Note were issued with face values equal to the fair value of assets acquired (net of liabilities assumed).  Accordingly, the Class B Common Shares into which the GAC Note and the Vayu Note were convertible at the same fair market value, which is reflective of the fair market value of the exchange price of the assets between willing market participants.  The estimated per share fair market value of the Class B Common Shares as of the acquisition date was:

	GAC	Vayu
Fair value of assets acquired (net of liabilities assumed)	$11,631,754	$2,974,167
Shares of Class B Common Stock issued as consideration	12,243,952	3,130,702
Estimated per share fair value of Class B Common Stock	$0.95	$0.95

4. Alignment Between Level 2 Indicators and Level 3 Valuation Techniques

The Company notes that the limited OTC Pink trading activity of the Common Stock, when adjusted for liquidity, marketability, voting-rights differences between Common and Class B Common Stock, and the small public float of the Common Stock, was directionally consistent with the valuation outcomes produced by the Fairness Opinion.

This alignment between Level 2 and Level 3 inputs provided the Company with additional corroborative evidence supporting the reasonableness of the resulting fair value measurements.

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5. Corroboration From Post-Acquisition Trading Activity (Additional Level 2 Evidence)

Although not relied upon for the acquisition-date measurement, the Company also observed that post-acquisition trading of its Common Stock continued within a range consistent with per share valuation indications of the Class B Common Stock derived from the Fairness Opinion and the acquisition-date quoted prices.  The Common Stock generally traded at a premium to $0.95 for the quarter ended June 30, 2025, with an average closing price of $1.04, a high of $1.99, and a low of $0.51 (for 3 trading days on one trade).  The Company believes this premium is reasonably reflective of the market’s understanding of the liquidity of the Common Stock relative to the fair market value of the Class B Common Stock.

This subsequent trading supports the conclusion that market participants were willing to transact at similar levels, and the Level 3 valuation techniques reflected in the Fairness opinion reflect economically reasonable outcomes. This further corroborates the appropriateness of considering acquisition-date quotations as Common Stock.

6. Summary

In summary:

•	Quoted OTC prices were not treated as Level 1 inputs due to insufficient trading activity.
•	They were instead used appropriately as Level 2/3 observable inputs, consistent with ASC 820 guidance.
•	The Fairness Opinion provided the primary Level 3 valuation required under ASC 805 for business combinations.
•	The fair value conclusions reflected a market-participant perspective, corroborated by both acquisition-date and subsequent trading activity.

Conclusion

The Company appreciates the Staff's assistance with this review and respectfully requests that the Staff provide an expedited review of this response. Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600 or by email at plloyd@kmclaw.com) if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

BROOQLY INC. d/b/a DYNAMIC AEROSPACE SYSTEMS CORPORATION

/s/ Kent B. Wilson

Kent B. Wilson

CEO / President

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